Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: August 9, 2021

On August 6, 2021, Eli Casdin, the Chief Executive Officer of CM Life Sciences III Inc., participated in an interview with CNBC’s “The Half Time Report”. A copy of the transcript from the interview is set forth below:

CNBC / The Half Time Report

Date: August 6th 2021 / 12.30pm

Speaker 1: Scott Wapner

Speaker 2: Keith Meister

Speaker 3: Eli Casdin

<initial section between SW and KM covering the general markets not included>

Speaker 1 (12:24):

When we come back and mentioned, you just announced your third SPAC deal in the healthcare space with Eli Casdin of Casdin capital. He's going to join the conversation next. We'll talk about the big deal today. Some other ideas in healthcare, which has been a great space to be in of late and a reminder, you can always watch or listen to us live on the, go on the CNBC app. We're back in two minutes, we mentioned our guests, Keith Meister announcing his third SPAC deal today with partner Eli. Casdin the founder of Casdin Capital, their CM Life Sciences III merging with EQRx. That is a company focusing on reducing drug prices. Keep is still with us, as we said, along with Eli. Eli. Welcome back. It's nice to see you again.

Speaker 3 (13:14):

Thanks Scott. Nice to be here

Speaker 1 (13:16):

The first question on this, because this is somewhat home cooking for you. You were an early investor, any EQ, why this deal, why now?

Speaker 3 (13:25):

Listen, I think that the power of a SPAC platform is that you can bring enormous amount of capital to a true growth company. And, you know, if it's a growth company, if you give it more money and it goes faster and EQRx is one such business, this deal will bring about a billion and a half dollars to the balance sheet of the company and allow it to accelerate its business model of disrupting, the distribution model for drug development, bringing in innovative drugs, partnering with payers and selling it to the patient at a discount. This is the exact kind of thing that we set out to do.

Speaker 1 (14:02):

Keith, is it harder to impress the market these days with deals like this? I'm just noticing it's a touch below 10 bucks, which is, you know, the, the demarcation line, if you will inspect land.

Speaker 2 (14:13):

Well, the answer to that question is yes, there's clearly been a lot of pain in the SPAC ecosystem. There was too many SPACs and too many deals that's okay. So, now as you work through that pain, the fact that we can raise $1.2 billion for our PIPE, from some of the leading investors in the world, whether they be growth investors like SoftBank, whether they'd be long, only investors like fidelity, or whether they be some of the early venture capital investors in the company like Andreessen Horowitz. So, from some of the best investors in the world, as well as from strategic partners who are ultimately going to put their money where their mouth is and be partners with EQRx is a great thing. We negotiate it's actually way healthier, right? We negotiated a deal with the EQRx management team to put money in at a fair value, right?

Speaker 2 (15:00):

It's a euphoric market, where that rewrites the next day up 80% like it did on our first deal. Now ultimately, where we should be judged is where does this company trade 1, 3, 5 years from now? And by putting, as Eli said earlier, I think the company will have close to $2 billion with a $1.8 billion we are putting in, plus the $300 million on their balance sheet, by putting $2 billion on this company's balance sheet, they can actually innovate and have enough money to go bigger and faster. And you know, what EQRx is set up to do is something we're going to look back on and say, this is inevitable. Why did it take so long? And what that is, is to take all the innovation that's occurring in drug development and let it flow through to the patient by lowering drug prices. So simply put, what EQRx does is they develop the same drugs that are developed by the largest pharma companies today, the largest pharma companies sell for $200k to $300k.

EQRx develops them. They're patently different substantially, the same, our better and they develop the drugs. And by partnering with what they call a global buyers club, the payers, they say, we'll sell you that drug for 25, 30, 35% of the price. So instead of $200k, it's $50k. And what they asked for in return from the payer is we need you to pull this product to your members. So instead of spending pharma companies spending lots of money on shiny super bowl commercials, and having to use that to offset the price of the $200k drug, EQRx acts by having scale relationships with this global buyers club can sell the drug for a much lower price without having to have a Salesforce without having to have a huge marketing expenditure, save the consumer, lots of money and also make margins that are consistent with where big pharma is today.

Speaker 2 (16:52):

Now it sounds really easy to do, but it hasn't happened yet. And the reason why it hasn't happened yet is it takes a massive amount of capital. It takes a great team and lots of early success. And the founder of EQRx Alexis Borisy is as proven an entrepreneur as there in the space. He's assembled an amazing team with his co-founder, a co-founder, Melanie Nallicheri, and Jami Rubin from Goldman and a team of the best drug hunters. They have two molecules that have had massive early success a line of sight from just those two products to $2 billion of revenue. And then, what Eli's insight was as a founding investor was now was the time for a bigger boat. And maybe I'll turn it over to Eli to talk about how that bigger boat is going to add value.

Speaker 1 (17:38):

Well, it is interesting, what ultimately is going to pay off for investors is the ability for EQRx to actually develop drugs and take them to market. What I'm wondering is number one, how long is it going to take to do that, right? How long investors are going to have to wait and how ultimately expensive is this whole process is going to end up being.

Speaker 3 (18:09):

Yeah, listen, I think that that is the power of this model, which is to say, um, and I think we all know it to be true. Having lived through this COVID and the vaccine, the innovation engine in the biotech industry is, you know, at full speed and these drugs are coming out. There's actually enormous amount of inventory of innovative drugs out there that EQRx is actually licensing in. So it stopped a traditional sort of biotech model, which we invest in heavily where you have a good idea and R&D dollars and seven years later, you'd have a product that is going out into proven, genetically defined diseases and cancer inflammation, and going on getting molecules that have 50, 60, 70% likelihood of success that are late stage and can get to the market, and then matching that with the payer. And it changes that whole business model. So, you know, we're looking in the, 24, 25, 26 that they're going to have actually, commercial products on the market that are incredibly impactful and better, that help the patient avoid the financial toxicity that is associated with today's drugs.

Speaker 1 (19:22):

But that, that does speak to the weight that you're asking investors to make with you, right, to, to come along for the ride and that it's ultimately going to prove successful, but you're going to have to be patient simply. That's the way that this business that, you know, better than most, uh, operates. Even if the business model may be a little bit different than your traditional biotech, it's still a waiting game and, and a hope and a risk.

Speaker 2 (19:49):

Let me take that for a second. And then Eli, you can jump in. We may not know how much a product sells, what market share it has until 2025, but there's a lot of things we're going to know before then that'll be really positive catalyst today. The company has relationships with 20% of the lives in the US that will go from 20% to a much higher number. As they form new partnerships with other managed care type organizations, and our capital will help them today. They have 10 molecules, two of which are pre-registration by 2022, they expect to have 22 molecules and our capital will help accelerate that. So over the next six to 12 months, you're going to see lots more drugs in license, lots more drugs, get through the different stages of approval, and you're going to see the buyers public span. In my opinion, it's not very hard to assume that when the market sees a company with a portfolio of 20 drugs, that address $200 billion of spend and see all the buyers, both in the U S and globally, globally bought in to push those products at massive discounts that you can look back and extrapolate and say, yeah, I don't know if product A will have 10% share or 25% share, but I do know this at 10% share of this company is going to do billions of dollars of revenue.

Speaker 2 (21:07):

And at 2025, it's a multiple of that. And this business will have succeeded in laying the foundation to disrupt the market. And as you look back at other businesses like this and other spaces, Amazon, Tesla, whichever example you use in hindsight, it's obvious, but the whole key always within you, the team, and they need the capital. So the reason why SPAC makes sense for EQRx today is not because the stock is going to pop today. The reason why it makes sense is they're going to put $2 billion on the company's balance sheet with an awesome team, that's the best in the industry. And as they spend this and with each success, it becomes more obvious that they're going to disrupt the model and the flywheel goes into effect. And then Eli will tell you, he has innovative companies in his portfolio calling him saying, once they've laid the pipe at EQRx, can we use them to distribute our product?

So we don't have to invest in sales and marketing. We can leverage those relationships. So any one drug may take three or five years to get to marketing and get revenue. But I think the money today is going to prove out the model. And I think people in the industry, especially in this PIPE group really got that. And it is an awful PIPE market. It is an awful SPAC market. We went out to raise a billion-dollar pipe. We were oversubscribed. We probably had $500 million to $1 billion dollar of excess demand, and we were able to upsize it. So I think people who get the story realize this is a really attractive, you know, medium to long-term.

Speaker 1 (22:29):

Eli, give you the last word then I gotta run.

Speaker 3 (22:31):

Yeah, Scott, the only thing I would clarify is that they have two registrational products that are going to address by 2026, $50 billion in revenue, that sort of risk curve for their leading assets of whether these drugs work, and they've already crossed over. So this is a company where today the valuation floor is on drugs that have huge market potentials that are already going to be approved.

Speaker 1 (22:57):

I got you. I'm glad you made that clarification for us. I appreciate that. Congratulations guys. We'll talk again soon.

[END OF TRANSCRIPT]

Disclaimers

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the expected cash proceeds from the transaction, the expected continued listing on Nasdaq, EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRX’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences III’s registration statement on Form S-1 (File No. 333-253475), the proxy statement/prospectus included in the registration statement on Form S-4 to be filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III intends to file a registration statement on Form S-4 with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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